May 31, 2017

Corey Jennings

Special Counsel

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	The Federal Republic of Nigeria
Amendment No. 1 to Registration Statement under Schedule B
Filed May 17, 2017
File No. 333-216840

Dear Mr. Jennings:

On behalf of The Federal Republic of Nigeria (“Nigeria” or the “Republic”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated May 25, 2017, regarding the above-referenced filing by Nigeria under Schedule B (the “Registration Statement”). We set forth below Nigeria’s response to the comments in the aforementioned letter. For ease of reference, we have included the Staff’s comments in their entirety in bold preceding the corresponding responses.

Registration Statement under Schedule B

Federal Government Revenues, page 157

1.	We reissue comment 18 in our letter dated April 14, 2017. Please include a discussion of how you tax individuals and businesses, including a discussion of tax rates.

Response To Comment No. 1

In response to the Staff’s comments, Nigeria has updated its disclosure to provide a discussion of how Nigeria taxes individuals and businesses, including a discussion of tax rates. Please see pages 158–159 of the Registration Statement.

Recurrent Expenditure, page 161

2.	We note your response to comment 22 in our letter dated April 14, 2017. Please discuss any controversies surrounding the past use of the Service Wide Votes account.

Response to Comment No. 2

Mr. Corey Jennings

Division of Corporate Finance

United States Securities and Exchange Commission

May 31, 2017

Nigeria understands that the Service Wide Votes account has been subject to allegations of inappropriate past use, including allegations by members of the National Assembly. Nigeria is not aware of such allegations having led to any formal complaint, investigation, or other proceedings that would warrant further disclosure concerning the Service Wide Votes account at this time.

We trust that the foregoing is responsive to the Staff’s comments. Please direct any further questions or comments to the attention of the undersigned at 202-942-5042 (fax: 202-942-5999).

Very truly yours,

/s/ Eli Whitney Debevoise II

Eli Whitney Debevoise II

Enclosures

cc:	Mr. Hakeem Balogun

Charge d’Affaires, a.i.

Embassy of The Federal Republic of Nigeria

3519 International Court, NW

Washington, DC 20008